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                           September 15, 2022

       Yusheng Han
       Chief Executive Officer
       Burning Rock Biotech Ltd
       No. 5 Xingdao Ring Road North
       International Bio Island
       Guangzhou, 510005 The People's Republic of China

                                                        Re: Burning Rock
Biotech Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed September 12,
2022
                                                            File No. 333-264577

       Dear Mr. Han:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-3 filed September 12, 2022

       Prospectus Summary, page 18

   1. We note your revised disclosure in response to prior comment 3 that discusses the statement of protocol
with the China Securities Regulatory Commission and the Ministry
                                                        of Finance of the
People's Republic of China. Please revise to also discuss that the
                                                        PCAOB is required to
reassess its determinations with regard to inspecting and
                                                        investigating in
mainland China and Hong Kong by the end of 2022.
 Yusheng Han
Burning Rock Biotech Ltd
September 15, 2022
Page 2

      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-
3257 with any questions.



                                                        Sincerely,
FirstName LastNameYusheng Han
                                                        Division of Corporation
Finance
Comapany NameBurning Rock Biotech Ltd
                                                        Office of Life Sciences
September 15, 2022 Page 2
cc:       Shuang Zhao, Esq.
FirstName LastName